File No. 811-____

As filed with the Securities and Exchange Commission on October 21, 2016

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

INVESTMENT MANAGERS SERIES TRUST II
and

VIVALDI ASSET MANAGEMENT, LLC

Please direct all communications regarding this Application to:

Laurie Anne Dee, Esq.
Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626-7653
(714) 830-0679 (Office)
(714) 830-0700 (Fax)

with copies to:

Michelle M. Comella, Esq.
Chief Compliance Officer and General Counsel
Vivaldi Asset Management, LLC
225 West Wacker, Suite 2100
Chicago, Illinois 60606

This Application (including Exhibits) contains 26 pages.

In the Matter of

Investment Managers Series Trust II
235 West Galena Street
Milwaukee, WI 53212

and

Vivaldi Asset Management, LLC
225 West Wacker, Suite 2100
Chicago, Illinois 60606

File No. _____________
) ) ) ) ) ) ) ) ) ) ) )
APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

Investment Managers Series Trust II (the “Trust”), a registered open-end investment company, on behalf of its series the Vivaldi Orinda Multi-Strategy Fund (the “Vivaldi Series”), and Vivaldi Asset Management, LLC (the “Adviser” and together with the Trust and the Series, the “Applicants”)1, the investment adviser to the Vivaldi Series, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”)2, including a majority of those who are not “interested persons” of the Vivaldi Series or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select certain non-affiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of the Vivaldi Series and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a “Sub-Adviser” for the Vivaldi Series is an investment sub-adviser for the Vivaldi Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Vivaldi Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to the Vivaldi Series (each, a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).3

[1]
The term “Adviser” includes (i) the Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series, if different.

[3]
Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Vivaldi Series to which the Adviser serves as the investment adviser from certain disclosure obligations under the following rules and forms: (i) rule 20a-1; (ii) Item 19(a)(3) of Form N-1A; (iii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”)4. All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All series to which the Adviser serves as the investment adviser that currently are, or that currently intend to be, Subadvised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.5

[4]
The current Subadvised Series of the Trust advised by the Adviser is the Vivaldi Orinda Multi-Strategy Fund. The other series of the Trust except for the Vivaldi Merger Arbitrage Fund are currently advised by other investment advisers.  As of the date of this Application, the Adviser intends to engage two Sub-Advisers, Crescat Portfolio Management, LLC and RiverNorth Capital Management, LLC, prior to the commencement of operations of the Vivaldi Series. As noted above, the term “Subadvised Series” does not include any series to which the Adviser does not serve as the investment adviser.

[5]
The requested relief will not extend to any sub-adviser which is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Subadvised Series or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised  Series (“Affiliated Sub-Adviser”).

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser, in each case (all such changes and amendments requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	THE TRUST

The Trust is an open-end management investment company registered under the 1940 Act. Currently, the Trust is comprised of 12 separate series. The Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Series. The Trust is organized as a statutory trust under Delaware law. Under Delaware law and the Trust’s Declaration of Trust, the Trust is managed under the direction of the Board. As a Delaware statutory trust, the Trust is not required to hold annual meetings of shareholders.

Each Subadvised Series will have its own investment objective, policies and restrictions. A Subadvised Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Subadvised Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Subadvised Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act and any other applicable regulations (e.g., Rule 18f-3).

III.	THE ADVISER

The Adviser will serve as the investment adviser to each Subadvised Series pursuant to an investment advisory agreement with the Trust (the “Investment Management Agreement”). The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser is a limited liability company organized under the laws of the State of Delaware.

The Investment Management Agreement has been approved by the Board, including a majority of the Independent Board Members, and will be approved by the shareholders of the Vivaldi Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the Investment Management Agreement comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreement. Pursuant to the terms of the Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of the Vivaldi Series. As the investment adviser to the Vivaldi Series, the Adviser has responsibility for determining the securities and other instruments to be purchased, sold or entered into by the Vivaldi Series and placing orders with brokers or dealers selected by the Adviser. The Adviser also has responsibility for determining what portion of the Vivaldi Series’ portfolios are or will be invested in securities and other assets and what portions, if any, are held uninvested in cash or cash equivalents. The Adviser will periodically reviewthe Vivaldi Series’ investment objective, policies and strategies, and based on the need of the Vivaldi Series may recommend changes to the investment policies and strategies of the Vivaldi Series for consideration by the Board.

The Investment Management Agreement provides or will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of the Subadvised Series to one or more Sub-Advisers. In accordance with the Investment Management Agreement, the Adviser supervises or will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser continues or will continue to have overall responsibility for the management and investment of the assets of the Subadvised Series, and the Adviser’s responsibilities include or will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of the Subadvised Series’ assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of the Subadvised Series. The Adviser oversees, monitors and reviews the Sub-Advisers and their performance and their compliance with the Subadvised Series’ investment objective, strategies, policies and restrictions. Though not the current practice, if the name of the Subadvised Series contains the name of a Sub-Adviser, the name of the Adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify the Adviser, will precede the name of the Sub-Adviser.

For its services to the Subadvised Series under the Investment Management Agreement, the Adviser receives or will receive an investment management fee from the Subadvised Series. The Adviser compensates each Sub-Adviser out of the fee paid to the Adviser under the Investment Management Agreement. The fee paid to a Sub-Adviser is or will be the result of negotiations between the Adviser and the Sub-Adviser and has been or will be approved by the Board, including a majority of the Independent Board Members.

IV.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.

The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser has selected or will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and has recommended or will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for the Subadvised Series. In those instances, the Adviser will allocate and, as appropriate, reallocate the Subadvised Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Subadvised Series allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by the Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the Subadvised Series, and will assist the Adviser to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series.

Any Sub-Advisory Agreements in effect at the time the Subadvised Series commence their public offerings of securities will have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. All Sub-Advisory Agreements are approved by the Board in the same manner. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Adviser and will precisely describe the compensation that the Sub-Adviser will receive for providing services to the Subadvised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the Subadvised Series in each case on not more than sixty (60) days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for any Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

The terms of the Sub-Advisory Agreements are also reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the Board dedicates or will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreement and Sub-Advisory Agreements. The Board reviews or will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties and independent counsel. The Board consists or will consist of a majority Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board reviews or will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. The Subadvised Series discloses or will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board is or will be maintained as part of the records of the Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser agrees to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement. Each Sub-Adviser bears or will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither the Trust nor the Subadvised Series is responsible for paying sub-advisory fees to any Sub-Adviser.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION

a.	Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, regularly furnishes advice with respect to the desirability of investing in, purchasing or selling securities or other property or is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of the Subadvised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of the Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.6 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.7

[6]	See Section 15(a)(3) of the 1940 Act.

[7]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

ii.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of the Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the Trust

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.8 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.9 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of the Subadvised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers. The Adviser may manage and make such day-to-day investment decisions for all or a portion of a Subadvised Series.10

[8]	See Section 1(b)(6) of the 1940 Act.

[9]	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940 (statement of David Schenker).

[10]	The Adviser normally allocates management of, and the making of day-to-day investment decisions of, a portion or portions of the Subadvised Series to a Subadviser or Subadvisers.

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with the Subadvised Series’ investment objectives, policies, and restrictions and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Series. Shareholders expect the Adviser, subject to review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders also rely on the Adviser for the overall management of the Subadvised Series and the Subadvised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreement and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to the Subadvised Series for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Series, and the Sub-Adviser’s fee is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Subadvised Series. Accordingly, the Adviser and the Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

2.	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Adviser will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the Subadvised Series. The Adviser is responsible, pursuant to the Investment Management Agreement, for paying the Sub-Adviser from the management fee it is paid by the Subadvised Series.

Even if the Adviser had an economic incentive in selecting a Sub-Adviser, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 7, 10 and 11 as discussed in Section VII. below are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be composed of Independent Board Members, and Independent Board Members will have independent counsel. If the Subadvised Series uses an Affiliated Sub-Adviser, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in sub-advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members.

3.	Benefits to Shareholders

Unless the relief requested is granted, when new Sub-Advisers are retained by the Adviser on behalf of the Subadvised Series, the shareholders of the Subadvised Series will be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the Subadvised Series would be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the Subadvised Series would be required to approve retaining the existing Sub-Adviser. In all of these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in the Subadvised Series that has Sub-Advisers are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit the Subadvised Series and its shareholders. Without the requested relief, the Subadvised Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage the Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the Subadvised Series would be required to approve retaining the existing Sub-Adviser.

If the requested relief is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for the Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for the Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;11 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

[11]
A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Prior to the Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the Subadvised Series will approve its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. In the case of any new Subadvised Series that has not yet offered its shares, and all of the Subadvised Series whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

b.	Fee Disclosure

i.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require the Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require the Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisers. An exemption is requested to permit the Subadvised Series to include only the Aggregate Fee Disclosure (as defined below). All other items required by Section 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

ii.	Requested Relief

Applicants seek relief to permit the Subadvised Series to disclose (as a dollar amount and a percentage of the Subadvised Series’ net assets) (a) the aggregate fees paid to the Adviser, (b) the aggregate fees paid to Non-Affiliated Sub-Advisers, and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate the Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisers. As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate the Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Subadvised Series among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from the Subadvised Series. Pursuant to the Investment Management Agreement, the Adviser compensates the Sub-Advisers directly. Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and negotiate compensation of the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by the Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser is fully disclosed and therefore, shareholders know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees the Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.12

[12]
The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to the Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to the Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

c.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Investment Managers Series Trust et. al., Investment Company Act Rel. Nos. 32195 (July 28, 2016) (notice) and 32224 (August 23, 2016) (order); Forum Funds, et. al., Investment Company Act Rel. Nos. 31893 (November 5, 2015)(notice) and 31919 (December 1, 2015 (order); Forum Funds II, et. al., Investment Company Act Rel. Nos. 31386 (December 18, 2014)(notice) and 31414 (January 13, 2015)(order); SSgA Funds Management, Inc., et. al., Investment Company Act Rel. Nos. 31384 (December 18, 2014)(notice) and 31413 (January 13, 2015)(order); Eagle Capital Appreciation Fund, et. al., Investment Company Act Release Nos. 31239 (September 3, 2014)(notice) and 31269 (September 29, 2014)(order); and Investment Managers Series Trust et. al., Investment Company Act Rel. Nos. 29787 (September 13, 2011) (notice) and 29833 (October 12, 2011) (order).

[12]
The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to the Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to the Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions13:

1.
Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

2.
The prospectus for the Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. The Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.
The Adviser will provide general management services to the Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Adviser will (a) set the Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of the Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate the Subadvised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.
The Subadvised Series will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Subadvised Series.

[13]	Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

5.	The Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.
At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.
Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.
The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser of the Subadvised Series. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.
Whenever a sub-adviser change is proposed for the Subadvised Series with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

11.
No Board Member or officer of the Subadvised Series, or partner, director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.	The Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

14.
Any new Sub-Advisory Agreement or any amendment to the Subadvised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series’ shareholders for approval.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The authorizations of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is Three Canal Plaza, Suite 600, Portland, ME 04101 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

INVESTMENT MANAGERS SERIES TRUST II

October 21, 2016

By: /s/ Rita Dam
Name: Rita Dam
Title: Treasurer

VIVALDI ASSET MANAGEMENT, LLC

October 21, 2016

By: /s/ Michael Peck
Name: Michael Peck
Title: President, Co-Chief Investment Officer

 EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Document	Designation
Certification of Trust Pursuant to Rule 0-2(c)(1)	Exhibit A
Certification of Adviser Pursuant to Rule 0-2(c)(1)	Exhibit B
Verification of Trust Pursuant to Rule 0-2(d)	Exhibit C
Verification of Adviser Pursuant to Rule 0-2(d)	Exhibit D

 EXHIBIT A – CERTIFICATION OF TRUST PURSUANT TO RULE O-2(c)(1)

INVESTMENT MANAGERS SERIES TRUST II

I, Rita Dam, do hereby certify that I am the duly elected Treasurer of Investment Managers Series Trust II (the “Trust”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Trust Instrument and By-Laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust adopted the following resolution at a meeting duly called and held on October 18 and 19, 2016, in accordance with the By-Laws of the Trust:

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized to file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Vivaldi Asset Management, LLC (“Adviser”) from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers to a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Series”) and to make material changes to the sub-Advisory agreements with sub-advisers to the Sub-Advised Series without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

Dated: October 21, 2016

INVESTMENT MANAGERS SERIES TRUST II

By:	/s/ Rita Dam
Name: Rita Dam
Title: Treasurer

EXHIBIT B – CERTIFICATION OF ADVISER PURSUANT TO RULE O-2(c)(1)

VIVALDI ASSET MANAGEMENT, LLC

I, Michael Peck, do hereby certify that I am the duly appointed President of Vivaldi Asset Management, LLC (the “Adviser”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Adviser’s organizational documents have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Manager of the Adviser has adopted the following resolution on October 21, 2016, in accordance with its organizational documents:

RESOLVED, that that the appropriate officers of the Adviser be, and hereby are, authorized to file on behalf of the Adviser an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting Investment Managers Series Trust II (“Trust”) and the Adviser from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers to a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Series”) and to make material changes to the sub-Advisory agreements with sub-advisers to the Sub-Advised Series without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

Dated: October 21, 2016

Vivaldi Asset Management, LLC

By:	/s/ Michael Peck
Name: Michael Peck
Title: President, Co-Chief Investment Officer

EXHIBIT C – VERIFICATION OF TRUST PURSUANT TO RULE O-2(d)

INVESTMENT MANAGERS SERIES TRUST II

The undersigned states that she has duly executed the attached application dated October 21, 2016, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Investment Managers Series Trust II (“Trust”); that she is Treasurer of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that she is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information, and belief.

Dated: October 21, 2016

By:	/s/ Rita Dam
Name: Rita Dam
Title: Treasurer

EXHIBIT D – VERIFICATION OF ADVISER PURSUANT TO RULE O-2(d)

Vivaldi Asset Management, LLC

The undersigned states that he has duly executed the attached application dated October 21, 2016, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Vivaldi Asset Management, LLC (“Adviser”); that he is President of the Adviser and is authorized to sign the Application on behalf of the Adviser; and that all action by shareholders and directors necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that he is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Date: October 21, 2016

By:	/s/ Michael Peck
Name: Michael Peck
Title: President, Co-Chief Investment Officer